Exhibit 3.1

THIRD AMENDMENT
TO THE AMENDED AND RESTATED BY-LAWS
OF
LEXINGTON REALTY TRUST
Pursuant to SECTION 9.07 of ARTICLE IX of the Amended and Restated By-Laws (the “By-Laws”) of Lexington Realty Trust, a Maryland real estate investment trust (the “Company”), the By-Laws of the Company are amended, effective as of April 3, 2020, as follows:
SECTION 1.01 of ARTICLE I is deleted in its entirety and replaced with the following:
SECTION 1.01. Annual Meeting. The Company shall hold an annual meeting of its shareholders to elect trustees and transact any other business within its powers on the date and at the time and place, or by means of remote communication, set by the Board of Trustees. Except as the Declaration of Trust or statute provides otherwise, any business may be considered at an annual meeting without the purpose of the meeting having been specified in the notice. Failure to hold an annual meeting does not invalidate the Company’s existence or affect any otherwise valid corporate acts.
SECTION 1.03 of ARTICLE I is deleted in its entirety and replaced with the following:
SECTION 1.03. Place of Meetings. Meetings of shareholders shall be held at such place, or by means of remote communication, as is set from time to time by the Board of Trustees.
SECTION 6.03 of ARTICLE VI is deleted in its entirety and replaced with the following:
SECTION 6.03. Fixing of Record Date. The Board of Trustees may set a record date for the purpose of making any proper determination with respect to shareholders, including which shareholders are entitled to notice of a meeting, vote at a meeting, receive a dividend or be allotted other rights. Such record date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than 90 days and, in the case of a meeting of shareholders, not less than ten days, before the date on which the meeting or particular action requiring such determination of shareholders of record is to be held or taken. When a record date for the determination of shareholders entitled to notice of or to vote at any meeting of shareholders has been set as provided in this section, such record date shall continue to apply to the meeting if postponed or adjourned, except if the meeting is postponed or adjourned to a date more than 120 days after the record date originally fixed for the meeting, in which case a new record date for such meeting shall be determined as set forth herein.